

June 29, 2015

Steven P. Rasche
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

Re: **The Laclede Group, Inc.**
       Laclede Gas Company
       Form 10-K for the Fiscal Year Ended September 30, 2014
       File Nos. 001-16681 & 001-01822
       Alabama Gas Corporation
       Form 10-K for the Transition Period January 1, 2014 to September 30, 2014
       File No. 002-38960
       Filed November 25, 2014

Dear Mr. Rasche:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief